Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2008		Years Ended December 31,
(In thousands)			2007	2006	2005	2004	2003
Pretax income from continuing operations	$610,358		1,083,871	1,059,575	725,648	378,075	353,773
Fixed charges, excluding capitalized interest	5,799		28,618	17,466	4,196	6,858	6,460

Earnings (A)	$616,157		1,112,489	1,077,041	729,844	384,933	360,233

Interest	$5,799		28,618	17,466	4,196	6,858	6,460
One-third of rents	—		—	—	—	—	—
Capitalized interest	—		—	—	—	—	—

Fixed charges (B)	$5,799		28,618	17,466	4,196	6,858	6,460

Consolidated ratios of earnings to fixed charges (A)/(B)	106.25	X	38.87	61.67	173.94	56.13	55.76

Amounts for the years 2004 and 2003 have not been restated for the adoption of FASB Staff Position No. FIN-39-1. Please refer to Notes to Consolidated Financial Statements for additional information.